UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION COMPLETES INITIAL 802.16e INTEROPERABILITY BETWEEN ITS 4MOTION™ BREEZEMAX™ BASE STATION AND VARIOUS THIRD PARTY DEVICES, dated June 22, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: June 22, 2006                           By: /s/ Dafna Gruber
                              Name: Dafna Gruber
                              Title: Chief Financial Officer

EXHIBIT 1
Investor Contacts:    Press Contacts:
Dafna Gruber, CFO   In the U.S.: Heather Mills
+972.3.645.6252           +1.972.341.2512
650.314.2652                hmills@golinharris.com
dafna.gruber@alvarion.com

Carmen Deville            In the U.K.: Bridget Fishleigh
650.314.2653                44.1273.305.936
carmen.deville@alvarion.com   bridget@nomadcomms.com

FOR IMMEDIATE RELEASE

ALVARION COMPLETES INITIAL 802.16e INTEROPERABILITY BETWEEN
 ITS 4MOTION™ BREEZEMAX™ BASE STATION AND VARIOUS THIRD
 PARTY DEVICES

Successful Tests Point to Future Multivendor Mobile WiMAX Ecosystem Delivering Personal Broadband Services

Tel Aviv, Israel June 22, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that it has completed initial interoperability tests between its 4Motion BreezeMAX base stations and various end user devices from third party manufacturers that are expected to be generally available in the near future. Focused around the IEEE 802.16e-2005 specification for mobile WiMAX, the tests were performed by Alvarion at multiple locations using its market leading BreezeMAX base stations and other vendors’ end user devices, many of which use the mobile WiMAX chipset from Beceem Communications, widely regarded as a leading WiMAX chip vendor.

Alvarion's extensive interoperability testing is part of the company’s efforts to promote open, standard, multivendor WiMAX networks, while offering service providers the ability to buy a complete end-to-end WiMAX 802.16e-2005 solution. Alvarion's mobile WiMAX solution, called 4Motion, includes mobile WiMAX radio base stations; end-user devices such as indoor desktop modems, PCMCIA cards and multimode devices; core network elements such as AAA servers and mobile IP home agents; and a comprehensive management platform. 4Motion mobile services are expected to be available in the first half of 2007.

"Our pioneering work around multivendor interoperability is accelerating mobile WiMAX and putting our 4Motion solution ahead of other products coming to market,” Rudy Leser, Alvarion's Corporate vice president strategy and marketing. "When combined with our current worldwide leadership position in WiMAX deployments, we are now closer to offering a high performance mobile WiMAX solution, while catalyzing the establishment of a vast mobile WiMAX ecosystem based on the 802.16e-2005 standard. The result will be to make broadband as ubiquitous and available as basic voice services are today.”

Already demonstrated at CTIA and CommunicAsia exhibitions, 4Motion enables service providers to begin deploying an 802.16e-based WiMAX network which is designed to support portable and mobile personal broadband services. Powered by Alvarion’s advanced radio technologies, 4Motion uses BreezeMAX, Alvarion’s WiMAX base station platform, as its primary building block. Designed from the ground up according to the IEEE 802.16 standards, BreezeMAX supports fixed, nomadic, portable and mobile WiMAX applications, and has been successfully deployed in over 150 installations in more than 30 countries around the world. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

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